REPUBLIQUE DU SENEGAL
Un Peuple – Un But – Une Foi
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**MINISTERE DES MINES, DE L'INDUSTRIE,
DE LA TRANSFORMATION ALIMENTAIRE
DES PRODUITS AGRICOLES ET DES PME**

Projet de décret accordant à la société Oromin Joint Venture Group (OJVG LTD) une concession minière pour or et substances connexes à Golouma, Sous Préfecture de Sabodala, Région de Kédougou

RAPPORT DE PRESENTATION

Dans le cadre de la Convention minière en date du 17 février 2005 signée entre l'Etat du Sénégal et la société Oromin Exploration Ltd et du permis de recherche minière pour or et substances connexes à la société Oromin Exploration Ltd (périmètre de Sabodala, 230 km^2) délivré par arrêté n°000918/MEM/DMG du 04 mars 2005, la société Oromin Exploration Ltd a réalisé un important programme d'exploration.

Ces travaux sont passés progressivement d'une campagne, à large échelle, d'échantillonnage géochimique et de relevés géophysiques à une investigation ciblée de forages en circulation inversée et de forage carottés. Oromin a réussi à identifier plusieurs cibles d'exploration et six (06) gisements : Masato, Golouma Ouest, Golouma sud, Kerekounda, Niakafiri et Maki Medina qui ont atteint un nombre de forages suffisants pour permettre de les classer parmi les ressources minérales.

Egalement, OROMIN a réalisé une Etude d'impact stratétégique de son projet dont le rapport a été validé comme le montre l'attestation de conformité environnementale n° n° 0178/MEPNBRLA/DEEC/DEIPN/ann du 25 janvier 2010.

OROMIN a également réalisé une étude de préfaisabilité dont la base est constituée par les gisements les plus avancés en terme d'exploration à savoir : Golouma Ouest, Golouma sud, Massato et Kerekounda. Cette étude a permis de démontrer que pour une durée de vie estimée à 13 ans et une exploitation à partir de 3 mines à ciel ouvert à Goulouma Sud et Ouest et Massato, plus une plus petite mine souterraine à Kerekounda, il sera produits 19 millions de tonnes de minerais prétraités et 137.2 millions de tonnes de roche stérile.

Aussi, sachant que les études en cours cherchent à augmenter les réserves sur le reste du périmètre, la demande de concession minière d'une durée de 15 ans est-elle justifiée.

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La localisation de la concession minière dont la superficie est estimée à 212.6 km², est définie par les points de coordonnées UTM WGS 84 (Zone 28 P) suivants :

POINTS	X	Y
A	814 448	1 467 544
B	826 026	1 463 606
C	812 226	1 444 991
D	802 663	1 450 881
E	807 539	1 457 938
F	811 548	1 457 938
G	811 548	1 456 220
H	814 448	1 456 220

Telle est l'économie du présent projet de décret./-



Ousmane NGOM

REPUBLIQUE DU SENEGAL

Un Peuple – Un But – Une Foi

2010-83

Décret accordant à la société Oromin Joint Venture Group Ltd (OJVG LTD) une concession minière pour or et substances connexes à Golouma, Sous Préfecture de Sabodala, Région de Kédougou

LE PRESIDENT DE LA REPUBLIQUE,

VU la Constitution ;

VU la loi n° 64-46 du 17 juin 1964 relative au Domaine National et les textes pris pour son application ;

VU la loi n° 2003-36 du 24 novembre 2003 portant Code minier ;

VU le décret n° 2004-647 du 17 mai 2004 fixant les modalités d'application de la loi portant Code minier ;

VU le décret n° 2009-451 du 30 avril 2009 portant nomination du Premier Ministre ;

VU le décret n°2009-550 du 09 juin 2009 relatif aux attributions du Ministre des Mines, de l'Industrie, de la Transformation alimentaire des Produits agricoles et des PME ;

VU le décret n° 2009-1380 du 02 décembre 2009 portant organisation du Ministère des Mines, de l'Industrie, de la Transformation alimentaire des Produits agricoles et des PME ;

VU le décret n° 2009-1405 du 22 décembre 2009 portant répartition des services de l'Etat et du contrôle des établissements publics, des sociétés nationales et des sociétés à participation publique entre la Présidence de la République, la Primature et les Ministères ;

VU le décret n° 2009-1432 du 24 décembre 2009 mettant fin aux fonctions d'un Ministre, nommant un nouveau Ministre et fixant la composition du Gouvernement ;

VU l'arrêté n° 000918/MEM/DMG du 04 mars 2005 portant attribution du permis de recherche minière pour or et substances connexes à la société Oromin Exploration Ltd (périmètre de Sabodala, 230 km^2) ;

VU l'arrêté n° 000599/MEM/DMG du 07 février 2007 portant transfert et prorogation du permis de recherche minière pour or et substances connexes à la société Oromin Joint Venture Group (périmètre de Sabodala, 230 km^2) ;

VU l'arrêté n°11077/MMIPME/DMG du 31 décembre 2008 prorogeant de nouveau un permis d'exploration minière pour or et substances connexes et réduisant la superficie du permis d'exploration minière prorogé (périmètre de Sabodala, 212.6 km^2) ;

VU la convention minière en date du 17 février 2005 signée entre l'Etat du Sénégal et la société Oromin Exploration Ltd ;

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VU l'attestation n° 0178/MEPNBRLA/DEEC/DEIPN/ann du 25 janvier 2010 portant conformité de l'Etude Environnementale Stratégique du Projet Sabodala de Oromin Joint Venture Group Ltd ;

VU la demande n° DSG/OB/N° 020/09 Dion du 21 août 2009 de la société Oromin Joint Venture Group Ltd ;

SUR rapport du Ministre d'Etat, Ministre des Mines, de l'Industrie, de la Transformation alimentaire des Produits agricoles et des Petites et Moyennes Entreprises,

DECRETE

Article premier : Il est accordé à la **Société Oromin Joint Venture Group Ltd (OJVG)**, ayant son siège social aux Almadies, Zone 15, villa n° 4, Dakar-Sénégal, une concession minière pour or et substances connexes à Golouma, Sous Préfecture de Sabodala, Région de Kédougou.

Article 2 : La localisation de la concession minière dont la superficie est estimée à **212.6 km²**, est définie par les points de coordonnées UTM WGS 84 (Zone 28 P) suivants :

POINTS	X	Y
A	814 448	1 467 544
B	826 026	1 463 606
C	812 226	1 444 991
D	802 663	1 450 881
E	807 539	1 457 938
F	811 548	1 457 938
G	811 548	1 456 220
H	814 448	1 456 220

Article 3 : La durée de validité de la concession minière est de quinze (15) ans renouvelable.

Article 4 : La concession minière est accordée sous réserve de l'exactitude des déclarations et renseignements fournis par la **société Oromin Joint Venture Group Ltd**, des droits de tiers et sauf erreur des cartes.

Article 5 : La concession minière est soumise à toutes les obligations de la loi n°2003-36 du 24 novembre 2003 portant Code minier et du décret n°2004-647 du 17 mai 2004 fixant les modalités d'application de la loi portant Code minier.

Article 6 : **La société Oromin Joint Venture Group Ltd** réalisera, à ses frais, avant le démarrage d'une quelconque exploitation minière dans la concession, une étude de faisabilité complète ainsi qu'une étude d'impact approfondie de l'exploitation sur l'environnement conformément aux dispositions de l'article 83 de la loi n° 2003-36 du 24 novembre 2003 portant Code minier et de l'article 26 du décret n° 2004-647 du 17 mai 2004 fixant les modalités d'application dudit code.

Article 7 : La convention minière signée le 17 février 2005 entre l'Etat du Sénégal et la société Oromin Exploration Ltd, conformément aux dispositions de l'article 86 du Code minier, est annexée au présent décret et détermine les droits et obligations de l'Etat et de ladite société.

Article 8 : Dans un délai de six (06) mois à compter de la date de signature du présent décret, **la société Oromin Joint Venture Group Ltd** est tenue de procéder aux formalités nécessaires à l'inscription de la concession minière au Bureau de la Conservation Foncière.

Article 9 : Le Ministre d'Etat, Ministre de l'Economie et des Finances et le Ministre d'Etat, Ministre des Mines, de l'Industrie, de la Transformation alimentaire des Produits agricoles et des Petites et Moyennes Entreprises, sont chargés, chacun en ce qui le concerne, de l'exécution du présent décret qui sera publié au Journal Officiel de la République du Sénégal./-

Fait à Dakar, le **26 janvier 2010**

Par le Président de la République   Abdoulaye WADE

Le Premier Ministre

Souleymane Ndéné NDIAYE